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                                                                    EXHIBIT 18.1


Metricom, Inc.
980 University Avenue
Los Gatos, California  95030

March 6, 2000

Gentlemen/Ladies:

Re:  Form 10-K Report for the year ended December 31, 1999

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of January 1, 1999, the Company changed its capitalization policy for network equipment. In the first generation Ricochet network, costs incurred for site acquisition and radio frequency engineering, were expensed as incurred due to the network's early stage of development. According to the management of the Company, this change was made because site acquisition and radio frequency engineering costs are integral steps in the design and construction of the high-speed network and the high-speed network currently being deployed is past the early stages of development and therefore, these costs are now being capitalized.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,


/S/ ARTHUR ANDERSEN LLP